Filed by ECARX Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: COVA Acquisition Corp.

Commission File No.: 001-40012

Exclusive | Yigatong Technology confirmed to go public in the United States, with a valuation of 3.82 billion US dollars, and it is expected to be listed within this year

Yicai

By Xiao Yisi

26 May 2022

The first financial reporter learned exclusively that Yigatong Technology, an automotive intelligent technology company invested by Li Shufu, has cooperated with Cova Acquisition Corp., a U.S. SPAC company. (hereinafter referred to as "COVA") signed a merger agreement, and after the transaction is completed, Yigatong Technology will be listed on NASDAQ in the United States under the stock code "ECX".

In this transaction, the equity value of Yigatong is US$3.4 billion, including US$300 million in cash held by COVA in the form of trust, from strategic investors Geely Investment Holdings Co., Ltd., US lidar company Luminar and convertible notes held $45 million in additional financing from Lotus Technologies. The combined equity of the new company is valued at US$3.82 billion. If there is no shareholder redemption of COVA, the existing shareholders of Yigatong Technology are expected to own about 89% of the equity of the new company.

The controlling shareholders of COVA and Yigatong Technology have agreed to implement a six-month lock-up period. Upon completion of the transaction, COVA Chairman and Chief Executive Officer Jun Hong Heng will join Ekatong Technology's board of directors, while COVA will appoint an independent director.

The reporter inquired about COVA's prospectus and learned that COVA is a blank check company registered in the Cayman Islands in December 2020. It was established by Crescent Cove Advisors LP (hereinafter referred to as "Crescent Cove"), an American credit investment company. Crescent Cove is also an American company such as Luminar. Participants in the early stage of investment in automotive technology companies. COVA targets companies in the consumer Internet and software industries in Southeast Asia, including artificial intelligence, automation, data science, etc. "We will focus on the goal of bringing technological progress and technological disruption in these industries".

Yikatong Technology said that the funds obtained from the transaction will be used to accelerate technology research and development and new product launches, support strategic acquisitions or investments, and rely on the international operations office in London, England, and the product development center in Gothenburg, Sweden, to further expand the international market. business.

It is worth noting that after the signing of the agreement between Yigatong Technology and Cova, it is still necessary to obtain approval from the shareholders of both companies and the regulatory authorities. The transaction is expected to be completed in the fourth quarter of this year. In addition, Yigatong did not disclose plans for further financing.

Yikatong Technology is an automotive intelligent technology company co-founded by Li Shufu and Shen Ziyu. It was established in 2017 and has successively established branches in Wuhan, Hangzhou, Shanghai, Dalian, Beijing, Suzhou, Chengdu, Kuala Lumpur, Malaysia, Gothenburg, Sweden, and London, UK. institutions and R&D centers. Core products include in-vehicle infotainment systems, digital cockpits, in-vehicle chip module solutions, core operating systems and software stacks. In addition, Yigatong Technology is developing its own full-stack automotive computing platform.

The projects currently under development by Ekatong Technology include automotive SoCs, in-vehicle central computing platforms, operating systems and software for integrating digital cockpits, advanced driver assistance systems (ADAS) and unsupervised driving, and functional safety solutions. Recently, Yigatong Technology also signed a cooperation agreement with Luminar to further promote the development of ADAS and AD technologies.

Up to now, Yigatong Technology has a total of 12 OEM customers and 8 global first-tier supplier customers, including Geely, Volvo, Mercedes-Benz, Lotus, etc. Yikatong's products have beeninstalled all over the world. 3.2 million cars. In 2021, Yigatong Technology will achieve revenue of US$436 million.

Prior to this, Yigatong Technology has completed 3 rounds of financing. Investors include Baidu, Haina Asia Venture Capital Fund, China State-owned Capital Venture Capital Fund, Changjiang Economic and Driving Network Industry Fund, Geely Automobile Holdings Co., Ltd., etc. The total financing amount About 650 million US dollars, the most recent financing valued more than 15 billion yuan. In October 2020, Yikatong Technology received a series A financing led by Baidu, with a financing amount of 1.3 billion yuan, and Haina Ventures Asia (SIG) followed. Shortly after this round of financing, in January 2021, Baidu and Geely Holding Group "officially announced" cooperation and formed a joint venture company.

Shen Ziyu, co-founder, chairman and CEO of Yikatong Technology, said that the era dominated by internal combustion engines and power is coming to an end, and technological changes will subvert the development model of car companies, and provide a new platform with advanced computing power and remote software update capabilities. demand is imminent.

As of the close on May 25, Eastern Time, Cova Acquisition Corp., a joint venture of Yigatong Technology, closed up 0.1% to $9.81, with a total market value of $368 million.

Link: https://m.yicai.com/news/101425364.html

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, ECARX Holdings, Inc. (“ECARX”) will file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) that will include a prospectus with respect to ECARX’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of COVA Acquisition Corp. (“COVA”) to vote on the proposed transaction. Shareholders of COVA and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about COVA and ECARX and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of COVA as of a record date to be established for voting on the proposed transaction. Once available, shareholders of COVA will also be able to obtain a copy of the F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: COVA Acquisition Corp., 530 Bush Street, Suite 703 San Francisco, California 94108. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

COVA and ECARX and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of COVA and their ownership is set forth in COVA’s filings with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of COVA’s shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to COVA Acquisition Corp., 530 Bush Street, Suite 703 San Francisco, California 94108.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of COVA or ECARX, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended (the “Securities Act”).

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to COVA and ECARX.

All statements other than statements of historical fact contained in this communication are forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. These statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of COVA and ECARX, which involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Although each of COVA and ECARX believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of COVA and ECARX caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which is expected to be filed by ECARX with the SEC and other documents filed by COVA or ECARX from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements. Neither COVA nor ECARX can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including the ability to complete the business combination due to the failure to obtain approval from COVA shareholders or satisfy other closing conditions in the merger agreement, the occurrence of any event that could give rise to the termination of the merger agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by COVA public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form F-4 to be filed by ECARX with the SEC and those included under the heading “Risk Factors” in the final prospectus of COVA dated February 4, 2021 and in its subsequent filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by COVA or ECARX, their respective directors, officers or employees or any other person that COVA or ECARX will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of COVA and ECARX as of the date of this communication. Subsequent events and developments may cause those views to change. However, while COVA and ECARX may update these forward-looking statements in the future, COVA and ECARX specifically disclaim any obligation to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of COVA and ECARX as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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